08003898

Ladbrokes PLC

VOTING RIGHTS AND SHARE CAPITAL

LADBROKES PLC ('THE COMPANY') CONFIRMS THAT AS AT 30 JUNE 2008, ITS ISSUED SHARE CAPITAL, INCLUDING TREASURY SHARES, CONSISTS OF 631,830,304 ORDINARY SHARES OF 28⅓P ('SHARES'). 31,760,568 SHARES ARE HELD IN TREASURY, THE VOTING RIGHTS OF WHICH ARE AUTOMATICALLY SUSPENDED.

ACCORDINGLY, THE TOTAL NUMBER OF VOTING RIGHTS IN THE COMPANY IS 600,069,736. THIS FIGURE MAY BE USED BY SHAREHOLDERS AS THE DENOMINATOR FOR THE CALCULATIONS BY WHICH THEY WILL DETERMINE IF THEY ARE REQUIRED TO NOTIFY THEIR INTEREST IN, OR A CHANGE IN THEIR INTEREST IN, THE COMPANY UNDER THE FSA'S DISCLOSURE AND TRANSPARENCY RULES.

7/21

RECEIVED
2008 JUL 21 A 10:20

DIRECTORS' SHARE INTERESTS

LADBROKES PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF DIRECTORS AND OTHER PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ("PDMRs") IN FULLY PAID ORDINARY SHARES OF 28⅓P EACH IN THE COMPANY ("SHARES") HELD UNDER THE COMPANY'S SHARE INVESTMENT PLAN:

DIRECTORS	***NO. OF SHARES PURCHASED (NOTE 1)***	***NO. OF BONUS SHARES AWARDED (NOTE 2)***	***CURRENT INTERESTS UNDER THE PLAN NO. OF SHARES***
CHRISTOPHER BELL	31	15	2,359
JOHN O'REILLY	31	15	2,359
PDMRs			
MIKE O'KANE	31	15	2,359
MICHAEL NOBLE	31	15	2,359
RICHARD AMES	32	16	538
BRYAN TAKER	31	16	386

NOTES:

1. SHARES PURCHASED PURSUANT TO THE PLAN ON 7 JULY 2008 AT 243.00P PER SHARE.
2. SHARES PURCHASED MATCHED PURSUANT TO THE PLAN BY THE ALLOTMENT ON THE SAME DATE AS IN NOTE 1. OF ONE BONUS SHARE FOR EVERY TWO SHARES PURCHASED.

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

RECEIVED 2008 JUL 21 A 10:

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc	
2. Reason for the notification (please tick the appropriate box or boxes)		
An acquisition or disposal of voting rights		X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached		
An event changing the breakdown of voting rights		
Other (please specify):		
3. Full name of person(s) subject to the notification obligation:	Eminence Capital, LLC Ricky C Sandler	
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs & Co Morstan Nominees Ltd	
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	25 June 2008	
6. Date on which issuer notified:	27 June 2008	
7. Threshold(s) that is/are crossed or reached:	4%	
8. Notified details:		

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
Eminence Capital, LLC							
Ordinary Shares GB00B0ZSH635	23,435,000	23,435,000	24,590,000		24,590,0000		4.09%
Ricky C Sandler							

Ordinary Shares GB00B0ZSH635	23,438,200	23,438,200	24,593,200		24,593,200		4.09%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	**Expiration date**	**Exercise/ Conversion Period/ Date**	**Number of voting rights that may be acquired if the instrument is exercised/ converted.**	**% of voting rights**
N/A				

Total (A+B)	
Number of voting rights	**% of voting rights**
Eminence Capital, LLC	
24,590,000	4.09%
Ricky C Sandler	
24,593,200	4.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ricky C Sandler is the Managing Member of Eminence Capital, LLC and therefore may be deemed to have indirect voting power with respect to the shares directly owned by the funds managed by Eminence Capital, LLC, and individually with respect to shares over which Mr Sandler has investment discretion.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A

12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	N/A

END